Schedule 13D Exhibit H
                                        Schedule TO  Exhibit (a)(5)(i)

INVENSYS ANNOUNCES THE RESULTS OF THE EXTENDED OFFER FOR BAAN AND AN AMENDED OFFER TO ASSUME FULL CONTROL OF THE COMPANY


Invensys plc announces today that it will honour its bid for Baan Company N.V. (subject to the condition outlined below), that it has made an amended offer and that it has entered into an agreement with the Management Board of Baan through which it will assume full control of Baan. At the expiration of its offer on 25 July 2000, Invensys has approximately 75% of Baan's outstanding shares, represented by acceptances for 134 million shares (50%) and purchases of 66 million shares (25%).

In light of this result, Invensys has, with Baan, decided to implement a four-step programme designed to save Baan. Invensys has repeatedly made it clear that it would not complete the acquisition of Baan without securing full control of the Company. In the absence of the closing of Invensys' offer, the alternative facing Baan is bleak. To delay any further would be extremely damaging to Baan, its shareholders, its customers and its employees.

Under the following four-step programme designed to save Baan, Invensys will:

     1.  Amend the 95% condition;

     2.  Acquire all the assets and liabilities of Baan;

     3.  Assume immediate management control of the Company; and

     4.  Extend suitable financing to secure Baan's near term future.

Interim Chief Executive Officer of Baan, Pierre J. Everaert, stated:

"We are very clear that this course of action is the only sure way to save Baan. It provides our employees with a stable work environment and our customers with the reassurance they need and the continuity they want. A clear majority of Baan shareholders have accepted that Invensys is the right partner for Baan and that the Invensys offer is the best way to maximise value for Baan shareholders. In addition, the Works Council convened a special meeting this morning and has given its `Positive Advice'. We are pleased that Invensys has agreed to amend their 95% condition to enable us to move forward."

Allen Yurko, Chief Executive of Invensys, said:

"The situation at Baan required decisive and immediate action. We re-examined the case for acquiring Baan and, in the process, considered terminating the offer. However, we remain convinced that this deal is in the best interest of Invensys' shareholders, but only if we can fully integrate its operations into our new Software and Systems division. We expect that, under our ownership, Baan will become a powerful contributor to Invensys' future, once we have completed the comprehensive restructuring it requires."

THE AMENDED OFFER AND AGREEMENTS BETWEEN BAAN AND INVENSYS
----------------------------------------------------------

Invensys has entered into the following agreements with Baan:

1. Invensys has agreed, subject to the conditions and in consideration for the agreements outlined below, to reduce its 95% acceptance condition to 50% plus one share. Invensys will extend the offer period to 11:59 pm Eastern Standard Time (EST) on 1 August 2000 and it will at that time honour its bid for Baan and purchase at a price of Euro
     2.85 per share all Baan shares that are validly tendered and not withdrawn as at 11:59 pm EST on 1 August 2000 provided that the aggregate number of shares tendered and purchased does not drop below a majority of 50% plus one share. The same tender procedures described in the offer documents will apply to shares tendered during this extension period. Invensys has also reserved the right to cancel the asset sale agreement under certain circumstances. Under such a scenario, Invensys would honour the bid and purchase the tendered shares;

2. In consideration for the reduction by Invensys of its 95% condition Invensys and Baan have entered into an agreement whereby Baan has agreed to sell all of its assets to Invensys in exchange for Invensys' assumption of all of Baan's liabilities and the payment of a purchase price which will be set at a level that will result in the distribution to shareholders of Euro 2.85 per share (the Asset Sale). This distribution will be effected by a liquidation of the holding company Baan Company N.V., which could take up to twelve months. The Asset Sale is subject to shareholder approval at an extraordinary general meeting that is expected to be held on or about 15 August 2000 (the Baan EGM). Notice of this EGM will be posted in due course;

3. Baan has entered into an agreement with Invensys under which Invensys will manage the Baan business pending the Asset Sale, subject to the current Supervisory and Management Boards exercising their statutory and fiduciary duties; and

4. Invensys has entered into an agreement to provide Baan with interim secured financing appropriate to its needs, pending the Asset Sale.

CHOICES FOR BAAN SHAREHOLDERS
-----------------------------

Shareholders have the following choices:

     1. Shareholders can tender their shares at Euro 2.85 per share into the offer until 11:59 pm EST on 1 August 2000 and receive payment by 5 August 2000; or

     2. Provided that the tendered shares are accepted for payment at the expiration of the offer at 11:59 pm EST on 1 August 2000, Invensys will provide a subsequent offering period of 20 business days (Subsequent Offering Period), during which Invensys will continue to purchase tendered shares at Euro 2.85 per share. The same tender procedures described in the offer documents will apply to shares tendered during this Subsequent Offering Period. Shares tendered during this period will not have withdrawal rights. Invensys will pay for such purchases within 3 business days after the termination of the Subsequent Offer Period; or

     3. Shareholders can sell their shares at the prevailing market price (for as long as Baan is still quoted) on the open market; or

     4. Shareholders who have not tendered their shares by the expiration of Subsequent Offering Period will be paid a distribution upon liquidation of the company in 2001. This gross liquidation distribution will equal Euro 2.85 per share (without interest). This liquidation is subject to shareholder approval at a Baan shareholder meeting and the process could take up to twelve months. The liquidation will not impact the business of Baan Group and will therefore not impact Baan's customers and employees.

Tax treatment of the monies received under these options may not be the same and each shareholder should seek independent tax advice.

INVENSYS PLC is a global leader in the Automation and Controls industry. With its head office in London, England it operates in all regions of the world through four focused divisions - Intelligent Automation, Industrial Drive Systems, Power Systems and Controls. With over 90,000 employees, the company's products and services range from advanced control systems and networks for automating industrial plants and controlling the environments of buildings, to electronic devices and controls found in residential buildings and light commercial applications, plus complete power systems for the telecommunications and information technology industries.

CONTACT:

Simon Holberton

Ben Brewerton

Brunswick

Tel: +44(0)20 7404 5959/+44(0)20 7821 3712